EXHIBIT 99.2

May 12, 2003

News Release

SOURCE: Team Sports Entertainment, Inc.

[TRAC LOGO APPEARS HERE]

TEAM SPORTS ENTERTAINMENT, INC. CONTINUES MOMENTUM WITH ADDITIONAL FUNDING

CHARLOTTE, NC, May 12, 2003/Business Wire/ --

Team Sports Entertainment, Inc. (OTCBB: TSPT), parent company of Team Racing Auto Circuit (TRAC), announced today that it has completed a private placement of $900,250 in convertible notes.  To date the company has received $376,000 of the $900,250 financial commitment with the balance due on May 31, 2003.  The notes can be converted, at the holder’s option, into common stock at a conversion price of $0.20 per share.

The financing announced today was completed under the same terms as the note holder agreement announced on August 26, 2002.  With the financing announced today and the amount raised last August, the total raised pursuant to the convertible notes is $3,170,250.

The net proceeds of the offering will be used to fund working capital requirements of the company pending the anticipated receipt of cash proceeds from the sale of team operating rights over the next several months.

Team Racing Auto Circuit (TRAC) is a newly formed national motorsports league to be televised live on ESPN and ESPN2 beginning in May, 2004.  By combining the best qualities of traditional motorsports with the best attributes of traditional team sports leagues, TRAC is creating a new and exciting form of stock car racing designed to reach the mainstream sports fan. Initially, the league is expected to consist of six, four-car teams that will be located in major U.S. cities with motorsports venues in the area.  Each team will represent its city or region and will participate in a season long schedule of races, and conclude with a season-ending championship race.

Forward-looking Information:

This press release contains forward-looking statements regarding the Company’s business and operations. There are many factors that affect future events and trends related to the Company’s business, some of which are contained in Exhibit 99.1 to the Company’s Annual Report on Form 10-KSB. These factors involve certain risks and uncertainties that could cause actual results or events to differ materially from management’s views and expectations. Inclusion of any information or statement in this press release does not necessarily imply that such information or statement is material. The Company does not undertake any obligation to release publicly revised or updated forward-looking information. Such information included in this press release is based on information currently available and may not be reliable after this date.

Contact:
Coleman Sullivan	TRAC Financial Relations	704 992-1290
Jim McKinney	TRAC Media Relations	704 992-1290